Chardan Capital Markets, LLC

17 State Street, 21st Floor

New York, New York 10004

January 7, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broad Capital Acquisition Corp.
Registration Statement on Form S-1
Registration File No. 333-258943

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Broad Capital Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on January 10, 2022 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Rimon P.C., may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that they have distributed approximately 481 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others on January 6, 2022.

We, the undersigned, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Chardan Capital Markets, LLC

By:	/s/ George Kaufman
Name:	George Kaufman